Zi Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations
For The Three and Six Month Periods Ended June 30, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2003, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). The reconciliation is set out in note 12, to the unaudited interim consolidated financial statements. All financial information herein is presented in Canadian dollars, except per share data, and except as otherwise indicated.

Historically, the primary consolidated financial statements of Zi Corporation (the "Company" or "Zi") have been prepared in accordance with Canadian GAAP with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, effective December 31, 2003, the Company initiated reporting its financial position, results of operation and cash flows under US GAAP in its consolidated financial statements. As such, as required under Canadian securities legislation, the previously filed 2003 unaudited interim consolidated financial statements and their related MD&A are to be refiled to reflect the effects of the change to US GAAP.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at June 30, 2003 and December 31, 2002. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the Company's unaudited interim consolidated financial statements and notes have been made to comply with US GAAP requirements including comparative disclosures.

The effects on net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 12 to the unaudited interim consolidated financial statements.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see the Company using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause Zi's actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors".

Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management on the date the statements are made. Although the Company believes that the forward-looking statements presented in this document are reasonable, Zi does not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and Zi does not assume responsibility for failure to do so. The Company does not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company's discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in BluetoothTM, VoIP and man-machine interface design to the telecommunications industry.

Executive Summary of Operating Results

Three Months Ended June 30, 2003
(thousands of CDN$ except per share amounts)	2003	2002
Revenue	$ 2,396	$ 3,194
Gross margin	2,201	2,622
Net loss from continuing operations	(2,140)	(4,450)
Per share - basic and diluted	(0.06)	(0.12)
Net loss	(2,140)	(6,877)
Per share - basic and diluted	$ (0.06)	$ (0.18)
Outstanding shares, weighted average	38,197,409	37,742,177
Outstanding shares, end of period	39,281,821	37,893,350

All dollar amounts are in Canadian dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

Zi had several reasons to be optimistic as the Company entered the second quarter of 2003. The Company had just finished its best quarter ever, one in which the top-line revenue had nearly doubled compared to the year earlier period, Zi's net loss had been reduced significantly and eZiText implementations were on a rapid pace. During the second quarter, however, the Severe Acute Respiratory Syndrome (SARS) epidemic swept through large parts of Asia, affecting consumer spending in that part of the world on an unprecedented basis. SARS, as well as general handset oversupply issues in China and elsewhere in Asia, disrupted the Company's momentum, but a closer look at the Zi's second quarter results shows that the Company still managed to make progress toward its goals of building the business and achieving sustained profitability.

The Company increased revenues in its core Zi Technology business over the second quarter of 2002, made significant cost reductions compared to last year's second quarter by focusing on efficiency and continuing to streamline operations and took new steps to expand the base of alliances with customers and strategic partners.

SARS affected the Company by significantly reducing the purchases of mobile handsets from many of its largest customers, which directly impacted license fee revenues. But the results show that revenues from the core Zi Technology business in this year's second quarter and first six months increased 11 percent and 52 percent, respectively, to $2.3 million and $5.9 million, compared to revenues of $2.0 million and $3.9 million for the respective 2002 periods. The Company believes that the affects of the SARS situation, which exacerbated the handset oversupply condition, are short-term issues that are reversible.

Company wide, total revenues for this year's second quarter and first six months were $2.4 million and $6.2 million, respectively. This compares to total company wide revenue of $3.2 million and $5.3 million in the second quarter and first six months of last year, which included $1.1 million and $1.4 million, respectively, from Zi's e-Learning segment with the Magic Lantern operation, which was sold in November of last year. Excluding Magic Lantern, total revenues in the 2002 second quarter and first six months would have been $2.2 million and $4.2 million, respectively.

The net loss for the 2003 second quarter was reduced to $2.1 million, or a loss per share of $0.06, from a net loss of $6.9 million, or a loss per share of $0.18, for the 2002 second quarter. For the first six months of 2003, the net loss declined sharply to $3.8 million, or a loss per share of $0.10, from a net loss of $12.5 million, or a loss per share of $0.34, for the comparable year-earlier period. Gross margin as a percentage of revenue in this year's second quarter was 92 percent compared to 82 percent in the second quarter of the prior year, with the year-to-year increase due to higher license fee revenues, which carry a greater gross margin than revenues from the Company's e-Learning operations.

The Company also made significant operating and marketing progress during the 2003 second quarter, adding seven new original equipment manufacturers (OEMs) and original design manufacturers (ODMs) to the growing global network of strategic alliances. Zi did this by expanding into the rapidly growing Chinese Handyphone System (PHS) market with two dominant market leaders, UTStarcom and Fujitsu I-Network Systems. And, the Company continues to expand its penetration in the mobile phone space with new European and Asian manufacturers such as Vitelcom and Samyang. Zi also continues to make strides into the North American market with handset introductions with leading innovators such as Samsung and Kyocera. The Company believes these successes bode well for Zi's overall posture in the global market and this positions the Company with strong market traction with Chinese OEMs and ODMs who are rapidly expanding their market share within China.

The implementations of eZiText, Zi's user-friendly predictive text input technology, continued to move forward in the second quarter. The Company's current OEM and ODM customers released a total of 39 new handset models embedded with eZiText® during the quarter, bringing the total handset models released as of quarter end to 288, more than doubling the total of 110 released as of the second quarter ended 2002. As of the end of the second quarter, Zi had signed a total of 79 licensees, compared to 58 licensees at quarter end of 2002. And during the second quarter, the Company earned royalty payments from 32 eZiText® licensees, up from 21 in the second quarter of 2002.

Zi's focus on efficiency and cost containment resulted in continued streamlining in just about every area of the Company, and the Company ended the 2003 second quarter with significant year-over-year improvements in its cost structure. Selling, general and administrative expense were reduced by 33 percent; litigation and legal costs declined 79 percent; product research and development expense dropped by 47 percent, due to the substantial completion of the development of the eZiText product; and depreciation and amortization expense was down 36 percent reflecting lower levels of un-amortized software development costs.

Zi also completed a private placement in mid June of this year that raised US$2 million, which was used to pay off $1.94 million of secured debt. With that financing now behind the Company, Zi's fundraising focus is on meeting the remaining capital requirements for 2003, which the Company believes will be met.

Subsequent to the end of the second quarter of 2003, the Company announced on July 25, 2003, the appointment of Michael D. Donnell, the former Chief Executive Officer of Cellular One of San Francisco, as President and Chief Operating Officer. At Zi, Mr. Donnell's immediate strategic focus will be on continuing the growth of the Company's global customer base, increasing the adoption of its technology and broadening the range of its telecommunications products and services.

Mr. Donnell has spent more than 18 years in senior management in the wireless industry. In 1999 and 2000, Mr. Donnell was CEO of Cellular One of San Francisco. He completed his assignment at Cellular One upon successful conclusion of its merger with AT&T.

Looking forward, Zi has several significant near term market opportunities:

  The first is Chinese market share expansion as China remains the largest and fastest growing market in the world for wireless.

  The next is expansion into other major markets around the world with recent product improvements.

  Looking out a little further, Zi is ideally positioned to leverage its distribution channel with new products that enable Zi technologies to be applied across the handset as well as integrated into a network, expanding Zi's market reach to wireless carriers.

In summary, the Company's core Zi Technology business is in good shape and improving in spite of some unfortunate events in China that have caused a fluctuation in demand, including the channel loading and SARS epidemic. Zi is aggressively expanding into Europe, North America, Latin American and the rest of Asia while also expanding into new product opportunities that make the future very interesting and promising for Zi and its shareholders.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its Consolidated Financial Statements.

Going Concern Basis

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses over the past three years. On December 6, 2002, the Company settled a judgment in favour of Tegic Communications Inc., a division of AOL Online, Inc., as discussed in note 10. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$1.25 million comprised of two installments between September 2003 and January 2004.

Continuing operations are dependent on the Company being able to pay the remaining installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payments due under the terms of the settlement agreement with AOL, raise additional capital, increase revenue and continue as a going concern.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high-risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting bulletin No. 101 of the US Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues - provided that: a non-cancelable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation Plan

As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", to accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 10 to the Company's audited consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Discontinued Operations

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment. Accordingly, the results of operations of this business were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had executed a letter of intent to sell Zi Services. On October 31, 2002, the letter of intent expired. Management determined that the carrying value of Zi Services was no longer recoverable with certainty. As a result, in 2002 the Company recorded a provision of $4.4 million to cover non-recoverability of costs. Combined operating losses and provision for non-recoverable costs amounted to $9.1 million. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on related business activities.

Three months ended June 30, 2003 compared to June 30, 2002

Revenue

Revenue from the Company's core Zi Technology business segment increased 11 percent to $2.3 million in the second quarter ended June 30, 2003 compared to the same period a year earlier. Compared to the three months ended March 31, 2003, Zi Technology revenue declined 38 percent. The principal reason for the revenue decline from first quarter to second quarter in the same year and limited growth year over year was the Severe Acute Respiratory Syndrome ("SARS") epidemic that affected large parts of Asia, affecting consumer spending on an unprecedented basis.

Total revenue from all segments for the three months ended June 30, 2003 was $2.4 million, a decrease of $0.8 million over second quarter revenue a year earlier. Included in revenue in the prior year's period was $1 million from the Magic Lantern Communications Ltd. ("MLC") operations that has since been divested.

In this quarter, the Company earned royalties from 32 eZiText licensees compared to 21 in the same period a year earlier. In the three months ended June 30, 2003, 39 new handset models embedded with eZiText were released by OEMs and ODMs into the market, bringing the total as of that date to 288 compared to 110 a year earlier.

Revenue from e-Learning, included in other product revenue, was $0.1 million for the quarter, a decrease of $1.0 million over the same period in 2002, reflecting, primarily, the divestiture of MLC.

Gross margin on revenue was $2.2 million for the second quarter of 2003, a decrease of 16 percent over last year's level of $2.6 million. Gross margin this quarter is 92 percent of revenue compared to 82 percent in the second quarter of the prior year. The increase in gross margin as a percentage of revenue is attributable to an increase in license fees, which have higher gross margin than fees earned as a result of e-Learning operations.

Operating costs and expenses

Selling, general and administrative expense ("SG&A") in the three months ended June 30, 2003 decreased by $1.3 million to $2.7 million compared to $4.1 million in the three months ended June 30, 2002. The decrease is comprised principally of a 37 percent reduction in Oztime related SG&A and the absence of MLC SG&A as a result of its sale. Litigation and legal costs have decreased from $1.2 million to $0.3 million period to period and reflect legal defense costs that were incurred in the prior year's period, as discussed in note 10 "Contingent Liability and Guarantees" in the Company's June 30, 2003 interim consolidated financial statements. Product research and development expense decreased by $0.5 million, year over year, to $0.6 million, reflecting the substantial completion of development on the Company's eZiText offering. Depreciation and amortization decreased by $0.3 million in the second quarter of 2003 compared to the same period a year earlier reflecting lower levels of un-amortized software development costs.

For the second quarter of 2003, other interest expense includes interest on notes payable of US$3.24 million until its refinancing on May 7, 2003, and US$1.94 million until June 20, 2003 after which time the note was repaid.

Net loss from continuing operations was $2.1 million for the three month period ended June 30, 2003 compared to $4.45 million a year earlier. The net loss from continuing operations in the current period includes: $0.2 million operating loss from the Zi Technology business segment; $0.4 million loss from the e-Learning business segment; and $1.6 million loss for other corporate costs including public company operating costs and debt financing costs.

For the three months ended June 30, 2002, the loss from discontinued operations includes results of operations related to the Company's Zi Services business segment, which was subsequently divested of in the fourth quarter of 2002.

Net loss was $2.1 million in the three months ended June 30, 2003 compared to $6.9 million for the same period a year earlier. The principal reasons for the improvement were no corresponding loss from discontinued operations and reduced SG&A, litigation and product research and development expense from levels reported for the same period in 2002.

Liquidity and capital resources

At June 30, 2003, the Company held $2.1 million in cash and cash equivalents. Cash flow applied to operations was $1.1 million for the three months ended June 30, 2003 and $2.7 million for the same period in 2002. The decrease of $1.6 million in cash applied to operations represents, principally, decreased revenue of $0.8 million, decreased SG&A of $1.3 million, decreased litigation and legal expense of $0.9 million and decreased product research and development expense of $0.5 million offset by increased other interest expense of $0.3 million.

The Zi Technology business segment that offers the eZiText product operated at a small loss while maintaining a modest level of investment in future technology initiatives. Generally, the improvement in cash utilization in 2003 is the result of the divestiture of MLC and Zi Services in 2002.

Six months ended June 30, 2003 compared to June 30, 2002

Revenue

Revenue from the Company's core Zi Technology business segment increased 52 percent to $5.9 million for the six months ended June 30, 2003. Total revenue from all segments for the six months ended June 30, 2003 was $6.2 million, an increase of $0.8 million over the same period revenue a year earlier.

For the six months ended June 30, 2003, the Company earned royalties from 32 eZiText licensees compared to 21 in the same period a year earlier. In the six months ended June 30, 2003, 72 new handset models embedded with eZiText® were released into the market, bringing the total as of that date to 288 compared to 110 a year earlier.

Revenue from e-Learning, included in other product revenue, was $0.3 million for the six months ended June 30, 2003, a decrease of $1.2 million over the same period in 2002, reflecting primarily, the divestiture of MLC. Other product revenue for the six months ended June 30, 2003 was revenue substantially from Oztime.

Gross margin on revenue was $5.9 million for the first six months ended June 30, 2003, an increase of 26 percent over the same period of last year's level of $4.6 million. Gross margin this quarter is 95 percent of revenue compared to 87 percent for the same period of the prior year. The increase in gross margin as a percentage of revenue is attributable to an increase in license fees, which have a higher gross margin than fees earned as a result of e-Learning operations.

Operating costs and expenses

SG&A in the six months ended June 30, 2003 decreased $1.8 million to $5.9 million compared to $7.7 million in the six months ended June 30, 2002. The decrease is comprised principally of a 58 percent reduction in Oztime related SG&A and the absence of MLC following its sale.

Litigation and legal costs have decreased from $1.6 million to $0.4 million compared to the same period in 2002. The 2002 legal and litigation costs reflect legal defense costs that were incurred in the prior year's period, as discussed in note 10 "Contingent Liability and Guarantees" in the Company's June 30, 2003 interim consolidated financial statements. Product research and development expense decreased by $0.9 million year over year to $1.4 million reflecting the substantial completion of development on the Company's eZiText offering.

Depreciation and amortization decreased by $0.9 million in the six months ended June 30, 2003 compared to the same period a year earlier. The decrease in depreciation and amortization reflects the lower levels of un-amortized software development costs.

For the six months ended June 30, 2003, other interest expense from continuing operations includes interest on notes payable of US$3.24 million until its refinancing on May 7, 2003 and US$1.94 million until June 20, 2003 after which the note was repaid.

Net loss from continuing operations was $3.8 million for the six months ended June 20, 2003 compared to $8.9 million a year earlier. The net loss from continuing operations in the current period includes: $0.2 million operating profit from the Zi Technology business segment; $0.8 million loss from the e-Learning business segment; and $3.2 million loss for other corporate costs including public company operating costs and debt financing costs.

For the six months ended June 30, 2003, the loss from discontinued operations includes results of operations related to the Company's Zi Services business segment, which was subsequently divested of in the fourth quarter of 2002.

Net loss was $3.8 million compared to $12.5 million for the same period a year earlier. The principal reasons for the improvement were no corresponding loss from discontinued operations and reduced SG&A, litigation and product research and development expense from levels reported for the same period in 2002.

Liquidity and capital resources

At June 30, 2003, the Company held $2.1 million in cash and cash equivalents. Cash flow applied to operations was $2.1 million for the first six months ended June 30, 2003 and $7.3 million for the same period in 2002. The decrease of $5.2 million in cash applied to operations represents, principally, increased revenue of $0.8 million, decreased SG&A of $1.7 million, decreased litigation and legal expense of $1.2 million and decreased product research and development expense of $0.9 million offset by increased other interest expense of $0.8 million.

The Zi Technology business segment that offers the eZiText product operated at better than breakeven while maintaining a modest level of investment in future technology initiatives. Through the divestiture of MLC and Zi Services in 2002, cash utilization has improved significantly.

The effects of SARS on Asian markets in the second quarter of 2003 gave rise to a decrease in gross margin of $1.5 million, the net loss impact of which was $0.4 million through cost management and savings. Cash utilization for operations in the first and second quarters has averaged approximately $1.0 million per quarter. In order for the Company to continue its operations, the costs associated with Oztime will need to be addressed and revenues increased to levels attained prior to the onset of SARS in Asia. The disposition of Oztime is underway and the Company's debt has been repaid. The outlook for revenue growth is cautiously optimistic. The Company's capital requirements beyond its operating requirements include final payments under the AOL Time Warner ("AOL") settlement, and investment in its software development program.

The Company will be required to raise capital in order to fund these capital items.

Risks and uncertainties

Zi Corporation is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls.

The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

As discussed in note 2, "Going Concern Basis of Presentation" to the Company's June 30, 2003 interim consolidated financial statements, continued operations are dependent on the Company being able to pay remaining scheduled installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  Zi's continuing as a going concern due to history of operating losses and uncertainty of future profitability;

  uncertainty as to the degree of and continuing market acceptance of Zi's products and services;

  uncertainties relating to product development;

  risks associated with the number, amount and timing of new product introductions;

  uncertainty regarding patents, proprietary rights and software piracy;

  variability in customer demand;

  Zi's dependence on third party performance under marketing and licensing arrangements;

  risks associated with the contingent nature of continued performance under major sales contracts;

  rapid technological change and competition;

  uncertainty regarding the pricing, reporting and collection of accounts;

  uncertainties related to dependence on third-party suppliers;

  risks associated with dependence on sales in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  risks associated with the terms of a settlement agreement and permanent injunction in respect of a US patent infringement lawsuit;

  fluctuations in foreign exchange rates;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China ("PRC" or "China");

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;

  changes in Zi's size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of Zi's management and Zi's strategic relationships,

  investment risks associated with Zi's e-Learning investments;

  other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and;

  other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.